1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

News Release

Contact:	Eva Chen, VP of Finance Dept. SPILIR@spil.com.tw +886- 4- 25341525#1536 Byron Chiang, Spokesperson Spokesperson@spil.com.tw +886- 3- 5795678#3676
Siliconware Precision Industries Co., Ltd.
No.45, Jieh Show Rd.
Hsinchu Science Park, Hsinchu
Taiwan, 30056
www.spil.com.tw

Siliconware Precision Industries Reports Unaudited Consolidated

Financial Results for the Fourth Quarter of 2016

Taichung, Taiwan, Jan 24, 2017—Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”) (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) today announced that its consolidated sales revenues for the fourth quarter of 2016 were NT$ 22,178 million, which represented a 1.0% growth in revenues compared to the third quarter of 2016 and a 6.8% growth in revenues compared to the fourth quarter of 2015. SPIL reported a net income of NT$ 2,829 million for the fourth quarter of 2016, compared with a net income of NT$ 2,692 million and a net loss of NT$ 212 million for the third quarter of 2016 and the fourth quarter of 2015, respectively.

Basic earnings per share for this quarter was NT$ 0.91, and diluted earnings per ordinary share was NT$ 0.89. Basic earnings per ADS for this quarter was US$ 0.14, and diluted earnings per ADS was US$ 0.14.

All figures were prepared in accordance with T-IFRS on a consolidated basis.

Operating results review:

•	For the fourth quarter of 2016, net revenues from IC packaging were NT$ 19,406 million and represented 88% of total net revenues. Net revenues from testing operations were NT$ 2,772 million and represented 12% of total net revenues.

•	Cost of goods sold was NT$ 16,950 million, representing an increase of 0.3% compared to the third quarter of 2016 and an increase of 10.6% compared to the fourth quarter of 2015.

•	Raw materials costs were NT$ 7,405 million for the fourth quarter of 2016 and represented 33.4% of total net revenues, whereas raw materials costs were NT$ 7,394 million and represented 33.7% of total net revenues for the third quarter of 2016.

•	The accrued expenses of bonuses to employees accounted for under cost of goods sold totaled NT$ 266 million.

•	Gross profit was NT$ 5,228 million for the fourth quarter of 2016, representing a gross margin of 23.6%, which increased from a gross margin of 23.0% for the third quarter of 2016 and decreased from 26.2% for the fourth quarter of 2015.

•	Total operating expenses for the fourth quarter of 2016 were NT$ 2,186 million, which included selling expenses of NT$ 283 million, administrative expenses of NT$ 874 million and R&D expenses of NT$ 1,029 million. Total operating expenses represented 9.9% of total net revenues for the fourth quarter of 2016.

•	The accrued expenses of bonuses to employees, directors accounted for under operating expenses totaled NT$ 146 million.

•	Operating income was NT$ 3,042 million for the fourth quarter of 2016, representing an operating margin of 13.7%, which increased from 13.6% for the third quarter of 2016 and decreased from 15.7% for the fourth quarter of 2015.

•	Non-operating items:

•	Our non-operating items were NT$ 350 million, including net foreign exchange gains of NT$ 233 million.

•	Net income before tax was NT$ 3,392 million for the fourth quarter of 2016, which increased from a net income before tax of NT$ 3,160 million for the third quarter of 2016 and increased from a net loss before tax of NT$ 6 million for the fourth quarter of 2015.

•	Income tax expense was NT$ 563 million for the fourth quarter of 2016, compared with income tax expense of NT$ 468 million for the third quarter of 2016 and income tax expense of NT$ 206 million for the fourth quarter of 2015.

•	Net income was NT$ 2,829 million for the fourth quarter of 2016, which increased from a net income of NT$ 2,692 million for the third quarter of 2016 and increased from a net loss of NT$ 212 million for the fourth quarter of 2015.

•	Total number of shares outstanding was 3,116 million shares as of Dec 31, 2016. Basic earnings per share for this quarter was NT$ 0.91, and diluted earnings per ordinary share was NT$ 0.89. Basic earnings per ADS for this quarter was US$ 0.14, and diluted earnings per ADS was US$ 0.14.

Capital expenditure and balance sheet highlight:

•	Our cash balances totaled NT$ 24,476 million as of Dec 31, 2016 from NT$ 19,177 million as of Sep 30, 2016, and NT$ 25,191 million as of Dec 31, 2015.

•	Capital expenditures for the fourth quarter of 2016 totaled NT$ 3,436 million.

•	Total depreciation expenses for the fourth quarter of 2016 totaled NT$ 3,273 million.

IC packaging service:

•	Net revenues from IC packaging operations were NT$ 19,406 million for the fourth quarter of 2016, which represented an increase of NT$ 187 million or 1.0% compared to the third quarter of 2016.

•	Substrate-based packaging, leadframe-based packaging and wafer bumping & Flip Chip accounted for 29%, 17% and 42%, respectively, of total net revenues for the fourth quarter of 2016.

•	As of Dec 31, 2016 we had 7,996 wirebonders installed, of which 2 were added and 19 were disposed in the fourth quarter of 2016.

IC testing service:

•	Net revenues from testing operations were NT$ 2,772 million for the fourth quarter of 2016, which represented an increase of NT$ 36 million or 1.3% compared to the third quarter of 2016.

•	As of Dec 31, 2016 we had 575 testers installed, of which 2 were added and 6 were disposed in the fourth quarter of 2016.

Revenue Analysis

•	Breakdown by end applications:

By application	4Q16	3Q16
Communication	69%	66%
Computing	12%	12%
Consumer	17%	20%
Memory	2%	2%

•	Breakdown by packaging type:

By application	4Q16	3Q16
Bumping & Flip Chip	42%	41%
Substrate Based	29%	29%
Leadframe Based	17%	18%
Testing	12%	12%

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, Taiwan Stock Exchange:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to shipment. Products include advanced leadframe, substrate packages, wafer bumping and FCBGA, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectation and projections about future events. Such forward-looking statements are inherently subject to known and unknown risks, uncertainties, assumptions about us and other factors that may cause the actual performance, financial condition or results of operations of SPIL to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•	possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual reports on Form 20-F filed with the U.S. Securities and Exchange Commission each year.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to TIFRS on a consolidated basis. The investment gains or losses of our company for the three months ended Dec 31, 2016 reflect our gains or losses attributable to the fourth quarter of 2016 unaudited financial results of several of our investees which are evaluated under the equity method. Neither the consolidated financial data for our company for the three months ended Dec 31, 2016, nor the consolidated financial data for our company for the twelve months ended Dec 31, 2016 is necessarily indicative of the results that may be expected for any period thereafter.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

As of Dec 31, 2016 and 2015

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	Dec 31, 2016			Dec 31, 2015		Sequential
	USD	NTD	%	NTD	%	Change	%
ASSETS
Current Assets
Cash and cash equivalent	758,954	24,476,270	20	25,191,374	21	(715,104)	-2.8
Available-for-sale financial assets	5,525	178,176	—	1,067,204	1	(889,028)	-83.3
Accounts receivable	538,867	17,378,474	14	15,837,131	13	1,541,343	9.7
Inventories	201,514	6,498,832	5	4,502,319	4	1,996,513	44.3
Other current assets	59,521	1,919,543	2	2,187,184	1	(267,641)	-12.2

Total current assets	1,564,381	50,451,295	41	48,785,212	40	1,666,083	3.4

Non-current Assets
Available-for-sale financial assets	112,113	3,615,658	3	5,526,412	4	(1,910,754)	-34.6
Long-term investment under equity method	74,449	2,400,981	2	2,522,658	2	(121,677)	-4.8
Property, plant and equipment	2,027,300	65,380,409	52	64,305,608	52	1,074,801	1.7
Intangible assets	5,453	175,862	—	192,774	—	(16,912)	-8.8
Other assets	53,831	1,736,036	2	1,912,566	2	(176,530)	-9.2

Total non-current assets	2,273,146	73,308,946	59	74,460,018	60	(1,151,072)	-1.5

Total Assets	3,837,527	123,760,241	100	123,245,230	100	515,011	0.4

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Current Liabilities
Short-term loans	85,000	2,741,250	2	2,790,125	2	(48,875)	-1.8
Financial liabilities at fair value through profit or loss - current	23,997	773,908	1	1,798,920	1	(1,025,012)	-57.0
Accounts payable	254,098	8,194,647	6	6,942,527	6	1,252,120	18.0
Current portion of bonds payable	394,191	12,712,651	10	—	0	12,712,651	—
Current portion of long-term debt	108,550	3,500,747	3	5,991,128	5	(2,490,381)	-41.6
Other current liability	408,224	13,165,236	12	13,154,539	11	10,697	0.1

Non-current liabilities
Bonds payable	—	—	—	12,627,311	10	(12,627,311)	-100.0
Long-term loans	460,155	14,840,000	12	7,858,036	7	6,981,964	88.9
Other liabilities	50,992	1,644,482	1	1,482,002	1	162,480	11.0

Total Liabilities	1,785,207	57,572,921	47	52,644,588	43	4,928,333	9.4

Stockholders’ Equity
Capital stock	966,314	31,163,611	25	31,163,611	25	—	—
Capital reserve	392,000	12,641,997	10	15,758,358	13	(3,116,361)	-19.8
Legal reserve	336,248	10,844,001	9	9,967,775	8	876,226	8.8
Retained earnings	317,900	10,252,276	8	9,921,153	8	331,123	3.3
Other equities	39,858	1,285,435	1	3,789,745	3	(2,504,310)	-66.1

Total Equity	2,052,320	66,187,320	53	70,600,642	57	(4,413,322)	-6.3

Total Liabilities & Shareholders’ Equity	3,837,527	123,760,241	100	123,245,230	100	515,011	0.4

Forex (NT$ per US$)		32.250		32.825

(1)	All figures are under T-IFRS.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED COMPREHENSIVE INCOME STATEMENT (UNAUDITED)

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on Dec 31							Sequential Comparison
	4Q 2016				4Q 2015		YoY	4Q 2016	3Q 2016		QoQ
	USD	NTD		%	NTD		change %	NTD	NTD		change %
Revenues	698,130		22,177,508	100.0		20,764,940	6.8	22,177,508		21,955,188	1.0
Cost of Goods Sold	(533,563)		(16,949,723)	-76.4		(15,322,657)	10.6	(16,949,723)		(16,901,767)	0.3

Gross Profit	164,567		5,227,785	23.6		5,442,283	-3.9	5,227,785		5,053,421	3.5

Operating Expenses
Selling Expenses	(8,908)		(282,984)	-1.3		(192,773)	46.8	(282,984)		(251,733)	12.4
Administrative Expenses	(27,506)		(873,787)	-3.9		(1,108,448)	-21.2	(873,787)		(789,819)	10.6
Research and Development Expenses	(32,407)		(1,029,466)	-4.7		(880,214)	17.0	(1,029,466)		(1,026,480)	0.3

	(68,821)		(2,186,237)	-9.9		(2,181,435)	0.2	(2,186,237)		(2,068,032)	5.7

Operating Income	95,746		3,041,548	13.7		3,260,848	-6.7	3,041,548		2,985,389	1.9
Non-operating Items	11,038		350,651	1.6		(3,267,292)	—	350,651		174,470	101.0

Income Before Income Tax	106,784		3,392,199	15.3		(6,444)	—	3,392,199		3,159,859	7.4
Income Tax Expenses	(17,733)		(563,300)	-2.5		(205,593)	174.0	(563,300)		(468,329)	20.3

Net Income (Loss)	89,051		2,828,899	12.8		(212,037)	—	2,828,899		2,691,530	5.1

Other comprehensive income
Items that will not be reclassiflied to profit or loss
Remeasurements of post employment benefit obligations	(5,597)		(177,806)			(179,842)				—
Income tax relating to items that will not be reclassified to profit or loss	952		30,227			30,572				—
Items that may be subsequently reclassified to profit or loss
Exchange difference on translation of foreign financial statements	(1,513)		(48,053)			(238,202)				(442,841)
Unrealized gain (loss) on available-for-sale financial assets	(25,878)		(822,053)			1,998,197				(735,175)
Share of other comprehensive income of associates and joint ventures	(1,645)		(52,254)			—				(103,478)
Income tax relating to items that may be reclassified to profit or loss	4,523		143,671			(23,942)				(4,618)

Total other comprehensive income	(29,158)		(926,268)			1,586,783				(1,286,112)

Total comprehensive income	59,893		1,902,631			1,374,746				1,405,418

Earnings Per Ordinary Share- Basic		NT$	0.91		NT$	(0.07)			NT$	0.86

Earnings Per Ordinary Share- Diluted		NT$	0.89		NT$	(0.07)			NT$	0.64

Earnings Per ADS- Basic		US$	0.14		US$	(0.01)			US$	0.14

Earnings Per ADS- Diluted		US$	0.14		US$	(0.01)			US$	0.10

Weighted Average Outstanding Shares - Diluted (‘k)			3,389,863			3,116,361				3,389,249

Forex (NT$ per US$)			31.767			32.626				31.717

(1)	All figures are under T-IFRS.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED COMPREHENSIVE INCOME STATEMENT (UNAUDITED)

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	12 months ended on Dec 31
	2016				2015		YoY
	USD	NTD		%	NTD		change%
Revenues	2,641,272		85,111,913	100.0		82,839,922	2.7
Cost of Goods Sold	(2,040,352)		(65,762,191)	-77.3		(61,230,622)	7.4

Gross Profit	600,920		19,349,722	22.7		21,609,300	-10.5

Operating Expenses
Selling Expenses	(31,794)		(1,024,689)	-1.2		(944,499)	8.5
Administrative Expenses	(108,294)		(3,495,613)	-4.1		(3,671,161)	-4.8
Research and Development Expenses	(125,446)		(4,043,290)	-4.7		(3,739,109)	8.1

	(265,534)		(8,563,592)	-10.0		(8,354,769)	2.5

Operating Income	335,386		10,786,130	12.7		13,254,531	-18.6

Non-operating Items	28,045		898,437	1.0		(2,863,674)	—

Income Before Income Tax	363,431		11,684,567	13.7		10,390,857	12.5
Income Tax Expenses	(54,500)		(1,751,407)	-2.0		(1,628,600)	7.5

Net Income	308,931		9,933,160	11.7		8,762,257	13.4

Other comprehensive income
Items that will not be reclassiflied to profit or loss
Remeasurements of post employment benefit obligations	(5,597)		(177,806)			(179,842)
Income tax relating to items that will not be reclassified to profit or loss	952		30,227			30,572
Items that may be subsequently reclassified to profit or loss
Exchange difference on translation of foreign financial statements	(28,253)		(908,801)			(227,905)
Unrealized gain (loss) on available-for-sale financial assets	(46,515)		(1,469,105)			(549,845)
Share of other comprehensive income of associates and joint ventures	(4,262)		(132,938)			—
Income tax relating to items that may be reclassified to profit or loss	4,827		154,113			20,967

Total other comprehensive income	(78,848)		(2,504,310)			(906,053)

Total comprehensive income	230,083		7,428,850			7,856,204

Earnings Per Ordinary Share- Basic		NT$	3.19		NT$	2.81

Earnings Per Ordinary Share- Diluted		NT$	2.68		NT$	2.78

Earnings Per ADS- Basic		US$	0.50		US$	0.45

Earnings Per ADS- Diluted		US$	0.42		US$	0.44

Weighted Average Outstanding Shares - Diluted (‘k)			3,410,681			3,150,135

Forex ( NT$ per US$ )			32.151			31.361

(1)	All figures are under T-IFRS.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

For 12 Months Ended on Dec 31, 2016 and 2015

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	12 months, 2016		12 months, 2015
	USD	NTD	NTD
Cash Flows from Operating Activities:
Income before income tax	363,431	11,684,567	10,390,857
Depreciation	400,216	12,905,830	12,903,772
Amortization	11,919	385,360	610,213
Change in working capital & others	(126,931)	(4,131,205)	2,879,324

Net cash flows provided from operating activities	648,635	20,844,552	26,784,166

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(475,252)	(15,295,121)	(13,855,431)
Proceeds from disposal of available-for-sale financial assets	44,394	1,454,403	—
Proceeds from disposal of property, plant, and equipment	5,167	167,021	111,274
Increase of equity investment	—	—	(2,400,000)
Payment for other changes	(11,248)	(368,014)	(443,282)

Net cash used in investing activities	(436,939)	(14,041,711)	(16,587,439)

Cash Flows from Financing Activities:
Proceeds from long-term loans	283,660	9,000,000	2,500,000
Repayment of long-term loans	(130,716)	(4,228,721)	(8,235,833)
Cash dividends distributed to shareholders	(373,370)	(11,842,172)	(9,349,083)
Others	(2,714)	(90,440)	(11,374)

Net cash used in financing activities	(223,140)	(7,161,333)	(15,096,290)

Foreign currency exchange effect	(11,038)	(356,612)	(63,776)

Net decrease in cash and cash equivalents	(22,482)	(715,104)	(4,963,339)

Cash and cash equivalents at beginning of period	760,081	25,191,374	30,154,713

Cash and cash equivalents at end of period	737,599	24,476,270	25,191,374

Forex ( NT$ per US$ )		32.151	31.361

(1) : All figures are under T-IFRS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: January 24, 2017	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer